Gorilla Technology Group Inc.

7F, No.302, Ruey Kuang Road

Neihu, Taipei 114720, Taiwan, R.O.C.

June 13, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Kyle Wiley and Joshua Shainess

Re:	Gorilla Technology Group Inc.

Amendment No. 3 to Registration Statement on Form F-4

Filed May 19, 2022

File No. 333-262069

Dear Sir or Madam:

This letter sets forth responses of Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company” or “Gorilla”), to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated June 8, 2022 (the “Comment Letter”), relating to Amendment No. 3 to the Registration Statement on Form F-4 (File No. 333-262069) (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement which reflects these revisions (“Amendment No. 4”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 4. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form F-4 Summary, page 24

1.	Prominently highlight the terms and incentives that are being offered to the PIPE Investors and describe how such terms differ from those available to the public shareholders.

Response to Comment 1:

The Company acknowledges the Staff’s comment and has revised the disclosure beginning on page 25 of Amendment No. 4.

Securities and Exchange Commission

June 13, 2022

2.	We note that Global has engaged Cantor Fitzgerald & Co. and Northland Securities, Inc. as capital markets advisors. Please disclose the purpose for Global engaging these advisors at this time and the specific activities that the advisors will engage in.

Response to Comment 2:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 97 of Amendment No. 4.

Recent Developments

Gorilla Financial Results, page 32

3.	Please revise your disclosures to include a preliminary net income or loss amount in order to balance the financial information presented. In addition, please clearly label each subsection or title as preliminary and unaudited. This revision also applies to your disclosures on pages 167 and 168.

Response to Comment 3:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 33, 34 and 168 of Amendment No. 4.

Background of the Business Combination, page 89

4.	Provide a meaningful discussion of the impetus for Gorilla agreeing to the extension funding. For example, discuss the negotiations leading up to the extension funding and explain why Gorilla would be incentivized to loan Global these funds.

Response to Comment 4:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 97 of Amendment No. 4.

Global’s Board of Directors’ Additional Considerations since its Approval of the Business Combination

Securing PIPE re-commitment, page 105

5.	Revise this section to clarify that the PIPE Investors are only obligated to fund $30.3 million rather than the full $50.5 million. For example, remove the language referring to “a commitment by PIPE Investors to fund $50.5 million via the purchase of Subunits.” Additionally, discuss the factors that the PIPE Investors will consider when determining their final commitment level. Lastly, clearly state how the parties intend to bridge any gap between the PIPE investment and the Minimum Cash Condition, given the possibility of additional significant redemptions.

Response to Comment 5:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 107 of Amendment No. 4.

Securities and Exchange Commission

June 13, 2022

The Business Combination Agreement and Ancillary Agreements Earnout, page 123

6.	Revise this section to include a summary and description of the various aspects of the earnout arrangements in plain English. Clearly outline the material terms of the potential earnout consideration, identify which parties might benefit from it and under what circumstances, and describe how security holders will be able to calculate or determine the value of the consideration they might be entitled to receive.

Response to Comment 6:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 124 through 127 of Amendment No. 4.

Gorilla’s Business, page 140

7.	Disclose the material terms of Gorilla’s agreements with the Criminal Investigation Bureau of Taiwan. Specifically, identify the nature of the various agreements entered into, disclose the duration, and explain the general nature of the services provided.

Response to Comment 7:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 158 of Amendment No. 4.

Securities and Exchange Commission

June 13, 2022

EBIT, EBITDA and adjusted EBITDA, page 166

8.	We note you currently include Corporate development expenses and Adjustment to bonus calculation as reconciling items for Adjusted EBITDA. Explain how you determined to include these items as reconciling items as they appear to require cash settlement. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K. Further, move your non-GAAP disclosures to after your discussion of historical GAAP results. Refer to Question 102.10 of the Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Response to Comment 8:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 181 of Amendment No. 4. In reference to the Item 10(e)(1)(ii)(A) of Regulation S-K, the Employee share plan expenses and the Corporate development expenses calculation were excluded as charges that required, or will require, cash settlement from non-GAAP measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation, and amortization (EBITDA), and subsequently included for calculation of adjusted EBITDA as the Company considers Employee share plan expenses a non-cash item and Corporate development expenses a non-recurring item. The Company has moved the non-GAAP disclosures to page 180 of Amendment No. 4 and removed the Adjustment to bonus calculation from calculation of adjusted EBITDA in consideration of the likelihood of reoccurrence.

Unaudited Pro Forma Condensed Combined Statement of Financial Position as of March 31, 2022, page 184

9.	Please label each column header on your pro forma balance sheet to note the period presented (i.e., December 31, 2021 for Gorilla and March 31, 2022 for Global) instead of the period description included in the pro forma financial statement title. Similar revisions should be made to the column headers on your pro forma statement of profit or loss (i.e., three months ending December 31, 2021 for Gorilla’s Column and the three months ending March 31, 2022 for Global’s column).

Response to Comment 9:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 186 through 190 of Amendment No. 4.

10.	Please clarify why there is no disclosure or effect on the pro forma financial information due to the Contingent Value Rights. Please provide disclosure of significantly different results that may occur by providing additional pro forma presentations which give effect to the range of possible results. Refer to Article 11-02(a)10 of Regulation S-X.

Response to Comment 10:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 183, 184, and 221 through 225 of Amendment No. 4.

Securities and Exchange Commission

June 13, 2022

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Robert S. Matlin at (212) 536-4066 and David A. Bartz at (615) 780-6743 of K&L Gates LLP.

Sincerely,

By:	/s/ Sih-Ping Koh
	Name:	Sih-Ping Koh
	Title:	Chief Executive Officer

Via E-mail:

cc:	Robert S. Matlin
David A. Bartz
K&L Gates LLP

Matthew A. Gray
Jessica Yuan
Ellenoff Grossman & Schole LLP